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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
M
                                              Commission File Number:   0-21006

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

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
(Check One):  |X|Form 10-K  |_|Form 20-F  |_|Form 11-K |_|Form 10-Q  |_|Form N-SAR
              For Period Ended:  June 30, 2000
              [] Transition Report on Form 10-K
              [] Transition Report on Form 20-F
              [] Transition Report on Form 11-K
              []Transition Report on Form 10-Q
              [] Transition Report on Form N-SAR
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                                   For the Transition Period Ended:
                                                                    -----------
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Infu-Tech, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  910 Sylvan Avenue

City, State and Zip Code:   Englewood Cliffs, N.J.  07632

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X|      (b)   The subject annual report, semi-annual report, transition
                    report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant was delayed in completing its financial statements, and therefore the audit has not been completed.


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PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                      Jack Rosen            201                 567-4600
                      (Name)             (Area Code)         (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d)
         of the Securities Exchange Act of 1934 or Section 30 of the
         Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify reports(s).
                                                            |X| Yes      |_| No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject
         report or portion thereof?                         |X| Yes      | | No
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     The registrant estimates that it had a pre-tax loss of approximately $3.2 million in the year ended June 30, 2000, compared with a pre-tax loss of $1.2 million in the year ended June 30, 1999. The June 30, 2000 loss included approximately $1 million of charges due to exercises of employee stock options.

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                                INFU-TECH, INC.

                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    September 29, 2000             By:  /s/ Jack Rosen
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                                            Jack Rosen
                                            Chairman of the Board